INVEST IN **GLOBAL COMPOSITE PIPING SOLUTIONS, LLC**

Help us save six billion gallons of water every day with new patented pipe


GCPS
GLOBAL COMPOSITE PIPING SOLUTIONS
Up to 160"
(4,000 mm)
Diameter
Thermoplastic Liner
Composite Reinforcement
Thermoplastic Protective Layer
All Layers Fused
Into One
Homogeneous Pipe

gcps.com The Woodlands TX

Infrastructure | Hardware | Technology | Engineering | Smart Cities

LEAD INVESTOR

Kacey Smart

I've worked in the pipeline industry my entire career. I was one of the founders of a pipeline construction, maintenance and integrity company that grew from a start-up to over $1.5 billion in revenue. I've built thousands of miles of large diameter pipelines, so I know the industry very well. Global Composite Piping Solutions has developed a revolutionary technology with its new pipe. It will be a game changer for the industry and has the potential to make other types of pipe obsolete. Steel pipe has so many inherent problems with corrosion which can lead to catastrophic failures but traditional HDPE pipe cannot hold the high pressures required to transport fluids and gases over long distances. GCPS has solved the puzzle and I couldn't be more excited about their future. I worked with Doug for several years while growing our pipeline services company and his business acumen, vision, strategic initiatives and financial expertise helped fuel our growth through a critical stage of development and growth. I am confident he will lead GCPS to a very successful future. **Note:** The previous 350k investment was in GCPS Holdings, LLC. Parent company of the Issuer.

Invested $10,000 this round & $350,000 previously

Highlights

1. Patented disruptive technology for large diameter, high pressure pipelines (Patent owned by Parent)
2. Patented mobile manufacturing technology (Licensed to GCPS by GCPS Holdings)
3. Signed LOI for significant $150MM+ international pipeline project
4. Multi-trillion dollar pipeline market
5. Non-corrosive pipe will save operators billions in maintenance and repair

5. Non-corrosive pipe will save operators billions in maintenance and repair

6. Customized pipe design for project-specific specifications
7. Significantly lower manufacturing emissions than steel
8. Addresses several of the UN's Global Goals for Sustainable Development

Our Team



Douglas Jones   Chief Executive Officer

Over 29 years of experience in the financial industry. As CFO for a pipeline construction, maintenance and integrity testing company, he established initiatives that fueled the company's growth from $100MM in revenue to $750MM in just 2 & 1/2 years.



Terry Shafer   Founder and Chief Operating Officer

Over 35 years of experience in design, manufacturing and distribution of industrial thermoplastic pipe, valves and fittings to which he holds 43 national and international patents.



Aaron Paulsey   Vice President Operations

Over 15 years of experience in the industry, specializing in machinery, industrial thermoplastics manufacturing and fabrication, supply chain management, equipment design, marketing, and product development. Former GM for PE Valve.



Jay Miller   Chief Accounting Officer

Previous owner of an oil field supply and maintenance company. Has worked extensively with clients in the construction, manufacturing and service industries. Retired - Certified Public Account (CPA), Certified Valuation Analyst (CVA)



Cameron Shafer   Special Project Manager

Industrial engineer with over 5 years of field experience in global water transfer projects. Formerly served as Supply/Inventory/Operations Planning Analyst overseeing +100MM in assets for a multibillion-dollar water utility company.



Martin Panelo   Business Development Advisor

Over 25 years international experience in the waste, energy and water industries responsible for corporate level project development, joint-ventures and international operating companies. Fluent in Spanish, English, Portuguese and Russian.



Pablo Bustamante   Business Development Manager - South America

Over 16 years in the oil and gas industry, working as an attorney and business development for Ingenieria Sima. Responsible for Sima's expansion in emerging markets, as well as introducing opportunities for its US corporation in Latin America.



Emile Homsi   Advisory Board Member

Extensive background in polymers, chemicals, hybrids and composites. Former Global Senior Management for SABIC, global leader with Honeywell, BASF, and DSM. PhD in Mechanical Engineering, Masters in Technology Management and Masters of Law degrees.



Kacey Smart   Advisory Board Member

Kacey was a founder of Strike, LLC and responsible for its pipeline construction division. He led the division to become one of the largest pipeline construction businesses in the country building thousands of miles of large diameter pipelines.



Jarvie Arnold   Advisory Board Member

Jarvie has almost 40 years of experience in the pipeline industry and was a founder of Strike, LLC. He has led several divisions which performed operations and maintenance, testing and integrity services for some of the largest pipeline operators.

Pitch

Help Us Change The Way Pipelines Are Built

Investors will be investing in Global Composite Piping Solutions, LLC ("GCPS"). GCPS is a subsidiary of GCPS Holdings, LLC (GCPS Holdings), and will have the exclusive global license for GCPS Holdings products.

GCPS believes it has developed the next disruptive technology and it will change the way pipelines are built.

Parent company, GCPS Holdings, has developed and patented an innovative, large-diameter thermoplastic composite pipe technology which dramatically reduces weight and increases pressure capabilities that equal or exceed steel pipe capabilities.

We believe our technology will spark pipeline development opportunities across a large, global spectrum of markets and industries including water and wastewater, industrial, hydrogen and mining.



GCPS Holdings has also developed and patented a mobile manufacturing process that allows large diameter pipelines to be manufactured at or near the project site or in remote areas where delivering prefabricated pipe is unfeasible or prohibitively expensive.



GCPS Holding's patented mobile manufacturing technology offers significant cost advantages to pipeline infrastructure projects through an engineered, modular design that allows our manufacturing units to be nomadic, moving from project to project, rather than in a stationary location.

Letter of Intent

GCPS recently signed a Letter of Intent ("LOI") with a private agricultural development company to help design and manufacture a large diameter pipeline and distribution lines to bring water from a fresh water source to a new large agricultural development. By manufacturing in the foreign country, we will **save** the project **tens of millions** in transportation costs alone.

The project is estimated to include approximately 85 miles of large diameter pipe and approximately 3,000 miles of smaller diameter pipe. GCPS's revenue on this one project alone is projected to exceed **$150 million** (not guaranteed). We are also in discussions with several other potential project owners and as our technology becomes more visible, we expect many more industrial project operators to inquire about our new disruptive technologies.



Industry Overview

Pipelines are the most cost efficient and safest mode for transporting fluids, gases and chemically stable substances. There are millions of miles of transmission, distribution and gathering lines around the world. Pipelines transport water, wastewater, crude oil and refined petroleum, natural gas and biofuels, slurry, beer, hot water and steam.



Pipelines are used for transporting water for drinking and irrigation over long distances and specifically in areas when it needs to move over hills, or where canals or channels are poor choices due to considerations of evaporation, pollution, or environmental impact.





For decades, steel, lead and cast iron had been the primary materials for water pipelines but health concerns with lead poisoning and corrosion have been a significant and costly issue.

The corrosion of steel piping and its related components is continuous and has proven to be an unstoppable process. According to a study by National Association of Corrosion Engineers International, the total annual cost of corrosion in 2016, including direct and indirect costs, was estimated at over USD **$1.1 trillion** in the United States and **$2.5 trillion** globally.

Some pipe not only corrodes on the outside but also inside the pipe. Tuberculation is the development of small mounds of corrosion products on the inside of iron pipes. These mounds are reddish brown and of various sizes.

This phenomenon generally happens in domestic water distribution systems where iron pipes are used for water supply. Tuberculation makes pipes rough inside, which can increase pumping costs and the pressure in the distribution system, while decreasing pump efficiency reducing the amount of water that can be transported.



In the 1970s many water transmission pipelines were made with a form of concrete lined steel pipes known as prestressed concrete cylinder pipelines (PCCP).

However, over time, PCCP pipes have become brittle and ruptures have become prevalent. Replacing these pipelines will cost hundreds of billions in the United States alone and trillions worldwide.

In 2018, the EPA estimated that over the next 20 years the United States would require **$472.6 billion** to maintain and improve the nation's drinking water infrastructure. Of the total, the EPA estimated it would cost approximately **$312.6 billion** just to replace or refurbish aging or deteriorating pipelines in the U.S.



In an effort to address corrosion, an estimated **$121 billion is spent annually in** the United States on corrosion control chemicals, coatings, and other protective systems. In addition, hundreds of millions more are spent just on corrosion monitoring and testing.



Despite these efforts, pipeline breaks are happening all over the world on a regular basis. In the United States an estimated **240,000 water main breaks occur EVERY YEAR.**

It is estimated that the United States loses **SIX BILLION** gallons of drinking water **EVERY DAY** from leaking pipelines.



Los Angeles Pipe Burst

In July 2014, a 30" main water line ruptured under Sunset Boulevard in Los Angeles near the UCLA campus. Approximately **20 million gallons** of water flooded the area before the line could be safely shut off.

Several buildings, parking garages and over 700 cars were flooded causing millions in damages.

Click the link below for news report of the pipe break.



In August 2020, the same pipeline burst again near the previous rupture.

In August 2020, the same pipeline burst again near the previous rupture.

Rio de Janeiro Pipe Burst

In July 2013, a main water line burst in a neighborhood in Rio de Janeiro. The pressure force of the water was so strong that it destroyed dozens of homes, swept away vehicles, injured numerous residents and killed one three-year old girl.

Click the link below for news report of line burst.



In August 2020, another pipe in Brazil burst displacing over 2,000 people, damaging a dam and flooding a power plant.

These are just two examples of the hundreds of thousands of ruptures that occur annually worldwide.

Time for Change

Globally, **billions of gallons** of water are lost **EACH YEAR** from deteriorated pipes. Sewer and water leakages in underground pipelines have become a critical problem in most countries, developed and developing alike, worldwide.



It is time for change.

We can no longer continue to spend hundreds of billions of dollars building critical pipelines that are made from inferior materials that lead to catastrophic failures and then billions or trillions more to repair the mistakes.

Repairs are not a long-term solution; we desperately need new pipelines that will not corrode or deteriorate.

We need pipelines that provide a sustainable solution and preserve our water resources for future generations.

Our Technology

Our composite reinforced thermoplastic technology is uniquely positioned to displace other types of large-diameter pipe including steel, PCCP, traditional HDPE, and fiberglass pipe.

GCPS Holding's patented technology for manufacturing high pressure, thermoplastic composite pipe is a disruptive new technology that will provide pipeline operators with new turnkey, industry wide solutions across all markets.

Our technology and processes have increased flow and throughput performance which can reduce the necessary size of the pipe potentially saving the project millions in construction costs.

Steel and concrete pipe are proven to be antiquated, extremely costly and dangerous materials for high pressure pipelines and should no longer be used for transporting any fluids or gases.

	GCPS	STEEL	HDPE	Reinforced Thermoset
High Pressure	✓	✓		✓
Low Maintenance Cost	✓		✓	
Flexible	✓		✓	
Lightweight	✓			✓
Heat Fusible	✓		✓	
Durable	✓	✓		✓

In addition to providing superior performing pipe, our manufacturing process allows us to meet the specific needs of each customer through complete customization of both resin type and composite fibers.

This complete customization capability is proprietary and represents a significant competitive advantage over any product currently available in the industry.

Polymer Options	Fiber Options	Property Options
Polyethylene	Glass	Ultimate Strain >100%
Polypropylene	Carbon	No Micro-cracking
Nylon	Polymer	Melt Formable/Weldable
Acrylics	Aramid	Leak-Free Joints
Polyesters	Others	Vibration Dampening
Polyamides		Corrosion Resistance
Polyvinylidene Fluoride (PVDF)		Chemical Resistance
		Abrasion Resistance
		Low Dielectric Properties








Our technology and processes allow large diameter, high pressure pipelines to be constructed without the risk of corrosion and catastrophic failure of steel and PCCP pipelines.

We estimate that our pipe will have a total service life at least twice as long as steel or PCCP pipe.



Geographical expansion and escalating water shortages are creating a serious demand for the utilization of more dynamic, adaptive and sustainable piping solutions for water infrastructure. Remote locations for oil and gas production also requires new cost-effective solutions.

Mobile Manufacturing Technology

Mobile production is a well-known way to reduce logistics and installation costs.

Our equipment is skid-mounted and can be broken down and moved via shipping containers anywhere in the world, even in remote areas where delivery of pipe is extremely costly.

Not only is our equipment designed to be transported by shipping containers but all of our raw material can be delivered to the project site in shipping containers. This significantly reduces the number of truckloads and cost associated with a pipeline project.

This is a significant competitive advantage and makes our manufacturing units the most cost efficient in the industry.



GCPS's mobile manufacturing capability can save a project millions of dollars in transportation costs. Our mobile manufacturing directly reduces the cost of pipe transportation, secures product supply and provides an element of flexibility for the client during the period of construction.

Manufacturing at or near the project site also significantly reduces the number of flatbed pipe haulers on the roads. This saves time, fuel, eliminates potential accidents, decreases traffic and reduces emissions.

Transporting large diameter pipe via haulers or helicopters is expensive and requires potentially hundreds of trips to the project site.



Water Infrastructure Market

Even though our pipe will address significant issues in other markets and industries, our initial focus will be the water infrastructure market.

This is a multi-trillion dollar market

Almost every country in the world faces the same crisis, a lack of safe drinking water for human, plant and animal consumption.

The root cause is two-fold, we have depleted the vast majority of our natural safe drinking water from reservoirs and fresh-water lakes and rivers, and we have an aged and deteriorated pipeline infrastructure in critical need of repair or replacement.



The World Economic Forum ("WEF") projects **$100 trillion** in global infrastructure investments by 2030.

Of the $100 trillion, the WEF is projecting over 41% will be directly in the provision of water ($26.4 trillion), energy ($12.4 trillion), and agriculture ($2.5 trillion).

According to the WEF, almost **25%** of the world's population is currently facing a water crisis and **by 2025** they project it **will exceed 60%.**

Less than **1%** of the world's freshwater is readily available for human consumption and demand is expected to increase 40% by 2030.



The World Economic Forum has stated global investment in water infrastructure of approximately **$26 trillion** would be required by 2030.

We believe the potential to be larger because our pipe will make new infrastructure developments possible that were previously unfeasible due to the high cost to manufacture and deliver pipe and more importantly, to maintain the pipe over decades of operation.

According to Aqueduct and the World Resources Institute 17 Countries face extremely high water stress.

The World Bank projects that water scarcity could cost some regions up to 6% of their GDP by 2050. In 2018, companies reported more than **$38 billion** in financial losses due to water challenges.



One Emerging Solution is Desalination Plants

Several countries have begun to address their water crisis by building desalination plants. With each new plant, new pipelines must be built to transport the fresh water to the communities and agricultural developments.

Desalination plants cost hundreds of millions or billions of dollars to build and require a long-term vision for water supply. Traditional pipeline options like steel or PCCP have made the long-term outlook challenging because of the very high maintenance cost to repair and replace these materials frequently.

Our technology will make desalination plants significantly more economical and viable because the costs to maintain the transmission and distribution pipelines will decrease dramatically.

The opportunity for countries to provide fresh drinking water to multiple communities is suddenly an economic possibility.





Better Pipe and Lower Costs

However, GCPS's technology is not limited to just water transmission pipelines, and is applicable across many industrial markets where extensive projects are being analyzed and budgeted.

Regardless of the market, our products provide a decrease in construction costs and operation and maintenance expenses compared to steel and other types of pipe resulting in significant savings in total cost of project ownership.



Estimated Costs Based on a 48" 1,000KM Pipeline

Valuation Explained

Below is an analysis of several publicly traded companies that are in the same industry or similar to GCPS and their market valuation and Price to Earnings Ratio (P/E Ratio). Notice that the companies that are above $10 billion in market value trade at a lower P/E Ratio, between about 11x-13x. All the companies that are below $10 billion in market value trade between 24x-34x earnings. In general, companies that have a potential higher growth rate will trade at a higher multiple and very large companies generally don't have as high a potential growth rate as smaller companies. Consider CRH, their last twelve months net income was over $2.5 billion, to increase that by 20% is $500 million. By comparison, Northwest Pipe Company's last twelve months net income was less than $13 million. So theoretically, the opportunity for Northwest to grow 20% is a much easier path than CRH and they consequently trade at a higher multiple.



The two companies on the list that are most similar to GCPS and will be our closest competitors are Advanced Drainage Systems (NYSE WMS - P/E 34.2x) and Northwest Pipe Company (Nasdaq NWPX - P/E 25.1x). We believe these two companies are trading at higher multiples because they participate in the water infrastructure market, which as previously presented, is poised for potentially significant growth.

Based on our expected net income of $30 million from the one South American project that we have the signed LOI, our comparable valuation using WMS and

NWPX P/E ratios would be between $750 million and $1 billion (not guaranteed).

Environmentally Friendly

Our manufacturing process also produces significantly less carbon emissions as manufacturing steel pipe, providing a more environmentally friendly solution. In fact, our technology addresses several of the United Nations Global Goals for Sustainable Development.


1 NO POVERTY
2 ZERO HUNGER
3 GOOD HEALTH AND WELL-BEING
4 QUALITY EDUCATION
5 GENDER EQUALITY
6 CLEAN WATER AND SANITATION
7 AFFORDABLE AND CLEAN ENERGY
8 DECENT WORK AND ECONOMIC GROWTH
9 INDUSTRY, INNOVATION AND INFRASTRUCTURE
10 REDUCED INEQUALITIES
11 SUSTAINABLE CITIES AND COMMUNITIES
THE GLOBAL GOALS
For Sustainable Development
12 RESPONSIBLE CONSUMPTION AND PRODUCTION
13 CLIMATE ACTION
14 LIFE BELOW WATER
15 LIFE ON LAND
16 PEACE AND JUSTICE STRONG INSTITUTIONS
17 PARTNERSHIPS FOR THE GOALS

The time for change is now.

Steel and PCCP pipe are not credible options for building long-term, ecologically friendly pipelines.

Want to see change, make a difference and help the environment?

Want to help communities and millions of people have access to safe drinking water?

Then join us today as we launch our disruptive technologies and let's change the way the world builds pipelines.

GCPS
GLOBAL COMPOSITE PIPING SOLUTIONS

The World's Most Advanced Large Diameter, Engineered Piping Solution for Water, Energy and Industrial Applications.





Interview with CEO

